CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Conestoga Small Cap Fund, a series of shares of beneficial interest of Conestoga Funds, of our report dated November 7, 2008 on financial statements and financial highlights included September 30, 2008 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the heading “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Ongoing Arrangements to Disclose Portfolio Holdings” in the Statement of Additional Information.

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
January 9, 2009